United States securities and exchange commission logo





                             April 23, 2021

       Aren LeeKong
       Chief Executive Officer
       7 Acquisition Corp
       750 East Main Street, Suite 600
       Stamford, Connecticut 06902

                                                        Re: 7 Acquisition Corp
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted April 5,
2021
                                                            CIK No. 0001850699

       Dear Mr. LeeKong:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted April 5, 2021

       Risk Factors
       We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you..., page 60

   1. Revise this risk factor to highlight that the trading price of $10.00 is less than the exercise price of the
warrants ($11.50) and may result in investors having to exercise the warrants at a time when
they are out-of-the-money or receive nominal consideration from the company for them.
In addition, revise your description of the warrants under
                                                        "Description of
Securities" to explain the purpose of the warrant redemption feature when your stock is trading
at your IPO price versus your reasons for the redemption feature when your stock is
trading at $18 per share.
 Aren LeeKong
7 Acquisition Corp
April 23, 2021
Page 2
The grant of registration rights to our sponsor may make it more difficult to complete our initial business combination..., page 63

2. Revise this risk factor to make clear that the founder shares may become transferable earlier than one year following a business combination if the company's
       shares trade for a relatively small premium ($12.00) to your initial public offering price
       ($10.00) thereby enhancing the potential dilution to your public shareholders.
       You may contact Megan Akst, Senior Staff Accountant, at 202-551-3407 or Kathleen Collins, Accounting Branch Chief, at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior
Counsel, at 202-551-3673 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.



                                                             Sincerely,
FirstName LastNameAren LeeKong
                                                             Division of
Corporation Finance
Comapany Name7 Acquisition Corp
                                                             Office of
Technology
April 23, 2021 Page 2
cc:       Lisa Zhang
FirstName LastName